CONFORMED COPY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

333-13884

Report of Foreign Registrants

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For February, 2002

P.G.
2-28-02

1-GRANITE MORTGAGES 01-2 PLC
(Translation of registrant's name into English)
Fifth Floor, 100 Wood Street,
London EC2V 7EX, England
(Address of principal executive offices)

2-GRANITE FINANCE TRUSTEES LIMITED-01
(Translation of registrant's name into English)
22 Grenville Street, St Helier,
Jersey JE4 8PX, Channel Islands
(Address of principal executive offices)

3-GRANITE FINANCE FUNDING LIMITED-02
(Translation of registrant's name into English)
35 New Bridge Street, 4th Floor,
Blackfriars, London EC4V 6BW,
England
(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F.....X....Form 40-F............

Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes...........No.......X..........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

GRANITE MORTGAGES 01-2 PLC

By: /s/ Clive Rakestrow
Name: L.D.C. Securitisation Director No. 1 Limited by its authorized person Clive Rakestrow for and on its behalf
Title: Director

Date: 26 March 2002

GRANITE FINANCE FUNDING LIMITED

By: /s/ Nigel Charles Bradley
Name: Nigel Charles Bradley
Title: Director

Date: 26 March 2002

GRANITE FINANCE TRUSTEES LIMITED

By: /s/ Richard Gough
Name: Richard Gough
Title: Director

Date: 26 March 2002

INVESTORS' MONTHLY REPORT
GRANITE MORTGAGES 01-2 PLC

Monthly Report re: Granite Mortgages 01-2 Plc, Granite Finance Trustees Limited and Granite Finance Funding Limited
Period 1 February 2002 - 28 February 2002

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

Number of Mortgage Loans in Pool	47,124
Current Balance	£2,977,556,145
Last Months Closing Trust Assets	£3,076,465,587
Funding share	£2,655,840,959
Funding Share Percentage	89.20%
Seller Share	£321,715,186
Seller Share Percentage	10.80%
Minimum Seller Share (Amount)	£59,953,096
Minimum Seller Share (% of Total)	2.01%

Arrears Analysis of Non Repossessed Mortgage Loans

	Number	Principal (£)	Arrears (£)	By Principal (%)
< 1 Month	46,830	2,960,291,812	0	99.42%
> = 1 < 3 Months	246	14,185,787	135,912	0.48%
> = 3 < 6 Months	36	2,385,841	65,059	0.08%
> = 6 < 9 Months	10	603,664	32,777	0.02%
> = 9 < 12 Months	2	89,041	4,847	0.00%
> = 12 Months	0	0	0	0.00%
Total	47,124	2,977,556,145	238,595	100.00%

Properties in Possession

	Number	Principal (£)	Arrears (£)
Total	1	21,981	1,000

Properties in Possession	1
Number Brought Forward	1
Repossessed	0
Sold	0
Number Carried Forward	0
Average Time from Possession to Sale	0
Average Arrears at Sale	£0
MIG Claims Submitted	0
MIG Claims Outstanding	0
Average Time from Claim to Payment	0

Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

	Number	Principal (£)
Substituted this period	0	£0
Substituted to date (since 26 March 2001)	29,746	£1,990,277,142

CPR Analysis

	Monthly	Annualised
Current Month CPR Rate	3.32%	33.33%
Previous Month CPR Rate	3.09%	31.34%

Weighted Average Seasoning (by value) Months	35.4
Weighted Average Remaining Term (by value) Years	17.47
Average Loan Size	£63,186
Weighted Average LTV (by value)	72.30%

Product Breakdown

Fixed Rate (by balance)	40.96%
Flexible - Together (by balance)	12.75%
Variable (by balance)	46.29%
Tracker (by balance)	0.00%
Total	100.00%

Geographic Analysis

	Number	% of Total	Value (£)	% of Total
East Anglia	1,352	2.87%	83,371,572	2.80%
East Midlands	3,666	7.78%	205,153,618	6.89%
Greater London	7,102	15.07%	604,443,897	20.30%
North	8,214	17.43%	377,851,875	12.69%
North West	6,230	13.22%	342,121,201	11.49%
South East	8,143	17.28%	640,770,082	21.52%
South West	3,318	7.04%	212,895,264	7.15%
Wales	1,484	3.15%	80,691,772	2.71%
West Midlands	2,780	5.90%	167,338,655	5.62%
Yorkshire	4,835	10.26%	262,918,208	8.83%
Total	47,124	100.0%	2,977,556,145	100.0%

LTV Levels Breakdown

	Number	Value (£)	% of Total
< 10%	165	2,679,801	0.09%
> = 10% < 20%	662	20,842,893	0.70%
> = 20% < 30%	1,507	63,719,702	2.14%
> = 30% < 40%	2,505	129,821,448	4.36%
> = 40% < 50%	3,427	203,962,596	6.85%
> = 50% < 60%	4,686	304,306,238	10.22%
> = 60% < 70%	5,910	409,413,970	13.75%
> = 70% < 80%	7,569	533,875,817	17.93%
> = 80% < 90%	11,401	753,321,705	25.30%
> = 90% < 95%	9,184	549,656,864	18.46%
> = 95% < 100%	108	5,955,112	0.20%
> = 100%	0	0	0.00%
Total	47,124	2,977,556,145	100.00%

NR Current Existing Borrowers' SVR	5.85%
Effective Date of Change	1 December 2001

Notes **Granite Mortgages 01-2 plc**

	Outstanding	Rating Moodys/S&P/Fitch	Reference Rate	Margin
Series 1				
A	$1,213,000,000	Aaa/AAA/AAA	2.00%	0.23%
B	$ 43,500,000	Aa3/AA/AA	2.17%	0.40%
C	$58,000,000	Baa2/BBB/BBB	3.15%	1.38%
Series 2				
A	£500,000,000	Aaa/AAA/AAA	4.28%	0.25%
B	£15,000,000	Aa3/AA/AA	4.45%	0.42%
C	£20,000,000	Baa2/BBB/BBB	5.43%	1.40%
D	£10,000,000	Ba2/BB+/BB+	8.63%	4.60%

Credit Enhancement

		% of Funding Share
Class B Notes (£ Equivalent)	£45,000,000	1.69%
Class C Notes (£ Equivalent)	£60,000,000	2.26%
Class D Notes	£10,000,000	0.38%

Granite Mortgages 01-2 Reserve Fund Requirement	£20,000,000	0.75%
Balance Brought Forward	£19,579,372	0.74%
Drawings this Period	£0	0.00%
Reserve Fund Top-up this Period*	£0	0.00%
Excess Spread	£0	0.00%
Current Balance	£19,579,372	0.74%

*Top-ups only occur at the end of each quarter.

Funding Reserve Balance	£0	0.00%
Funding Reserve %	0.5%	NA